United States securities and exchange commission logo





                            February 1, 2024

       Shi Qiu
       Chief Executive Officer
       Mercurity Fintech Holding Inc.
       1330 Avenue of the Americas, Fl 33
       New York, NY 10019

                                                        Re: Mercurity Fintech
Holding Inc.
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Form 6-K filed
December 28, 2023
                                                            File No. 001-36896

       Dear Shi Qiu:

              We have reviewed your October 20, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22,
       2023 letter.

       Form 20-F for the fiscal year ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       D. Trend Information, page 70

   1. We acknowledge your response to prior comment 1. Please note that we are continuing to review your response
and may have further comments.
       Item 15. Controls and Procedures, page 101

   2. We acknowledge your response to prior comment 2. Please tell us whether the many shortcomings you
identify in your response represent a material weakness in your internal control over financial
reporting. If not, explain why not.
 Shi Qiu
FirstName LastNameShi   Qiu
Mercurity Fintech Holding Inc.
Comapany1,NameMercurity
February   2024            Fintech Holding Inc.
February
Page 2 1, 2024 Page 2
FirstName LastName
Consolidated Statements of Cash Flows, page F-13

3. We note your response to prior comment 7 regarding your reclassification of cryptocurrency cash flows to operating activities from investing
         activities in your consolidated statements of cash flows. Please provide the following:
             We note your response that you believe your cryptocurrency transactions are a daily business activity as they are held for sale at high prices. Please clarify, for each significant type of cryptocurrency:
                o   Your current average holding period;
                o The shortest and longest time periods you held these cryptocurrencies before sale; and
                o Provide an estimate of how frequently it is converted to USD for each period presented.
             As ASC 230 applies to all cash flows, provide us a complete analysis with reference to the specific paragraphs that support your classification of cryptocurrency transactions as operating cash flows. In your response, specifically explain why your related cash flows are not investing activities.
             Explain to us how the sale of 1 million USD Coins in January 2022 can be an operating activity when the cryptocurrency sold is the direct result of your private placement of equity in October 2021.
             Please tell us the events that triggered this change in classification to operating activities including when the changes were made to your current and future business structures.
Note 2. Restatement of Previously Issued Financial Statements
Previouls Financial Statements Change from Impairment of Intangible Assets, page F-20

4. We acknowledge your response to prior comment 15 and your proposed disclosure in the penultimate paragraph on page 29 of that response and in this note that you revised your accounting to apply "a more cautious" approach. We also note your August 14, 2023 response to comment 26 from our July 17, 2023 letter that you will appropriately correct your amended Form 20-F, when filed, to check the box on the cover related to error corrections in the financial statements. Please address the following:
             Revise your disclosure here and your proposed revised disclosure from prior comment 15 to clearly indicate that your revised cryptocurrency impairment methodology is the correction of an error.
             Revise your selected financial data disclosures beginning on page 3 to reflect the material change to your cryptocurrency impairment accounting policy as the correction of an error. Label all relevant periods "as restated" and cross reference to your discussion in Note 2. See Item 3 of Form 20-F.
             We note your Item 15 Controls and Procedures disclosure for both your Forms 20-F for the fiscal years ended December 31, 2021 and 2022 indicating that
             your disclosure control procedures (DCP) and your internal controls over financial reporting (ICFR) were effective. Given the significance of this accounting error and
 Shi Qiu
FirstName LastNameShi   Qiu
Mercurity Fintech Holding Inc.
Comapany1,NameMercurity
February   2024            Fintech Holding Inc.
February
Page 3 1, 2024 Page 3
FirstName LastName
              restatement, tell us the following:
                o Clarify how you considered whether the accounting error indicated any unidentified material weakness(es) under principle 17 of the COSO framework;
                o Tell us how you reevaluated the appropriateness of your original conclusions regarding the effectiveness of your DCP and ICFR pursuant to
Item 15 of Form
                   20-F.
                o Clarify how you determined there were no changes to your ICFR in light of your restatement for the significant accounting error. Refer to Item 15(d) of
                   Form 20-F.

Note 3. Summary of Significant Accounting Policies
Revenue Recognition
Cryptocurrency Mining, page F-30

5. We note your response to prior comment 8 and your recent changes in business strategy and focus. Please tell us and provide enhanced proposed disclosure for
Item 5. Operating
         and Financial Review and Prospects that provides insight into your expected trends about the relative significance of your filecoin mining business in relation to your other planned activities (e.g., consulting services, bitcoin mining, technical services, etc.) over the near term. We may have further comments regarding your response to prior comment 8.
Note 9. Intangible Assets, Net, page F-40

6. We have reviewed your response to prior comment 13 and reissue in part. Please provide us an accounting analysis citing specific authoritative literature that supports your determination to:
             not derecognize the seized cryptocurrencies you did not control on your balance sheet at December 31, 2022; and
             recognize a recovery prior to such recovery occurring.
         At a minimum, tell us how you considered the guidance in ASC 610-20, ASC 860, ASC
         450, and any other guidance. If you apply any guidance by analogy, explain why that guidance is appropriate.
7. We have reviewed your response to prior comment 13 and reissue in part. Please provide us fulsome and explicit responses to the following:
             Clarify whether the asset you had at December 31, 2022, was a crypto asset or a right to recover crypto assets. If it is a right to recover crypto assets, clarify whether that right is to recover the quantity of crypto assets seized or alternatively a fiat currency amount and how such fiat currency amount would be determined;
             Demonstrate how the specific authoritative literature on which you rely supports not derecognizing the crypto assets you did not control (i.e., those seized by the Public
              Security Bureau) at December 31, 2022 because the Recovery Proceeding had not yet concluded;
             If you believe ASC 450 Contingencies applies, tell us why and how you applied the guidance in this circumstance given that the seizure and loss of control has
 Shi Qiu
Mercurity Fintech Holding Inc.
February 1, 2024
Page 4
              already occurred. In addition, tell us whether your accounting contemplates the price volatility of the crypto and explain whether there are circumstances where price volatility represents an additional loss or contingent gain and the reasons why;
                Explain why the seizure of the Company   s safe and its
contents as well as the transfer
              of cryptocurrency to a wallet not controlled by the Company is not contradictory
              evidence to the Company   s assertion of recovery; and
                Clarify for us whether you recognize impairment of the seized crypto assets you have not derecognized whenever their carrying value exceeds their fair value and how your accounting for impairment interfaces with the authoritative literature on which you relied to not derecognize the seized crypto assets.
8. We note your response to prior comment 14 regarding your accounting for USD Coin as an intangible asset instead of a financial asset or otherwise. Note that we are still evaluating your response as well as the related accounting in prior comment 13 and may have further comment. In the interim, please provide us the following
             Clarify for us your contractual rights related to redeeming the USD Coin and specifically address whether you can redeem USD Coin for US fiat. In your response, tell us whether you have a Circle Mint account with Circle Internet Financial, LLC
              (Circle Internet).
             In your response, you state your belief that it is more appropriate to recognize USD
              Coin as a liquid financial asset. If this is the appropriate accounting, tell us why you believe it would be appropriate to combine a financial asset, which would qualify as other asset under under Rule 5-02.17 of Regulation S-X with intangible assets under
              Rule 5-02.15 of Regulation S-X.
             If you cannot present USD Coin for redemption in US fiat from Circle Internet, tell us in detail how USD Coin qualifies as a financial asset by referencing the specific authoritative literature you rely upon to support your classification.
Note 11. Income Taxes, page F-43

9. We note your response to prior comment 18 and that you did not reflect your proposed
FirstName LastNameShi Qiu
       revised disclosure in Note 16 of your June 30, 2023 financial statements provided in
Comapany    NameMercurity
       Exhibit               Fintech
               99.1 to your Form     Holding
                                   6-K filed onInc.
                                                 December 31, 2022. Please
revise your disclosure
       accordingly.
February  1, 2024 Page 4
FirstName LastName
 Shi Qiu
FirstName LastNameShi   Qiu
Mercurity Fintech Holding Inc.
Comapany1,NameMercurity
February   2024            Fintech Holding Inc.
February
Page 5 1, 2024 Page 5
FirstName LastName
Form 6-K filed December 28, 2023

Exhibit 99.1
Managements' Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
About Non-GAAP Financial Measures, page 10

10. We note your use of the non-GAAP measures of Adjusted Net Loss and Adjusted Net
         Loss Attributable to Mercurity Fintech Holding Inc. disclosed in your earnings release.
         Please address the following:
             Tell us why you characterize your largest non-GAAP adjustment as related to the impairment of property and equipment when it appears from your financial statements that the amounts involved relate to the impairment of your intangible digital assets.
             Tell us why you label your Adjusted Net Loss non-GAAP measure as such when your starting point (presumably the most directly comparable GAAP measure as required by Rule 100(a)(1) of Regulation G) is operating loss from continuing operations and excludes items of other income and expense as well as the impact of income taxes.
             Tell us how you use your non-GAAP measures and explain why they are meaningful to investors. In your response, specifically explain:
               o Why the adjustment to remove the impairment of intangible digital assets is meaningful when digital assets are a focus of your operations and the volatility associated with the fair value of such assets is normal and recurring. See Rule
                  100(b) of Regulation G and Question 100.01 of our Non-GAAP Compliance
                  and Disclosure Interpretations; and
               o Why the fact that the impairment charges are non-cash until the underlying digital assets are sold is relevant.
             Provide us with proposed revised disclosure that includes a reconciliation of net loss per share to adjusted net loss per share for each respective period in accordance with
             Rule 100(a)(2) of Regulation G.
Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity, page F-7

11. We note that you provide an equity statement only for the six months ended June 30,
         2023. To the extent you incorporate the financial information in this exhibit into a
         registration statement on Form F-1 or any other form, amend this Form 6-K to provide an equity statement for the comparable period in 2022 as required by Item 8A5 of Form 20-
         F. In addition, revise the January 1, 2023 number of ordinary shares and all 2022 ordinary share amounts to retroactively present your February 2023 1-for-400 share consolidation back to the earliest period presented as stipulated in SAB 4C.
 Shi Qiu
FirstName LastNameShi   Qiu
Mercurity Fintech Holding Inc.
Comapany1,NameMercurity
February   2024            Fintech Holding Inc.
February
Page 6 1, 2024 Page 6
FirstName LastName
       Please contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets